

SECURITIES. W

07001750

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 33746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/06 (MM/DD/YY) AND ENDING 3/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. BARNES & COMPANY dba PACIFIC INVESTMENT SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 Avenue B, Suite G
(No. and Street)

Lake Oswego, OR 97034
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward B. Haessler 503/699-0618
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, PC
(Name – if individual, state last, first, middle name)

PROCESSED
OCT 09 2007
THOMSON FINANCIAL

15405 SW 116th Avenue, Suite 105 King City, OR 07224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAY 21 2007
WASH. DC
130
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Edward B. Haessler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. BARNES & COMPANY dba Pacific Investment Securities Corp., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


PAMELA HARMON
COMMISSION EXPIRES
NOTARY
PUBLIC
MARCH 27, 2010
STATE OF WASHINGTON

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Report of independent certified public accountants on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*



E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.

Annual Audited Report

For The Years Ended March 31, 2007 and 2006


SEC MAIL PROCESSING
RECEIVED
MAY 2 1 2007
WASH, D.C.
160
SECTION

MORRISON & LIEBSWAGER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940



TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MORRISON & LIEBSWAGER, PC
15405 SW 116th Avenue, Suite 105 [70]

ADDRESS
King City, Oregon 97224

[71]	[72]	[73]	[74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

CONTENTS

	PAGE
Report of Independent Auditors	2
Financial Statements	
Statements of Financial Condition	3
Statements of Income	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-9
Report on Supplemental Information Required by SEC Rule 17a-5	10
Supplementary Information	
Schedule 1 – Computation of Net Capital	12
Schedule 2 – Reconciliation of Computation of Net Capital	13
Report of Independent Auditors on Internal Accounting Control	14-15

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison *Duane G. Liebswager*

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

We have audited the accompanying statements of financial condition of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2007 and 2006, and results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

May 4, 2007

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION

	AS OF MARCH 31, 2007	2006
ASSETS		
CURRENT ASSETS		
Cash	$14,091	$13,889
Accounts receivable	5,349	9,893
Total current assets	19,440	23,782
EQUIPMENT – net of accumulated depreciation of $7,747 and $7,747 respectively	0	0
Total Assets	$19,440	$23,782
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 2,323	$ 5,638
Total current liabilities	2,323	5,638
STOCKHOLDER'S EQUITY		
Common stock; $.01 par value: 250,000 shares authorized, 75 shares issued and outstanding	1	1
Preferred stock; $.10 par value: 25,000 shares authorized, 0 shares issued and outstanding	0	0
Additional paid in capital	7,499	7,499
Retained earnings	9,617	10,644
Total stockholder's equity	17,117	18,144
Total Liabilities and Stockholder's Equity	$19,440	$23,782

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED MARCH 31,	
	2007	**2006**
REVENUE		
Commissions earned and trading profit	$ 99,290	$98,479
Interest	295	285
Total revenue	99,585	98,764
OPERATING EXPENSES		
Commissions expense	15,527	16,923
Officers salary	12,000	13,000
Rent and parking	20,964	19,630
Quotation Service	1,446	3,276
Regulatory fees	2,243	2,796
Taxes and licenses	1,221	1,211
Office supplies, printing and postage	21,192	19,451
Telephone	3,993	3,205
Professional services	6,820	5,100
Insurance	12,357	10,861
Advertising and promotion	2,839	3,138
Total operating expenses	100,602	98,591
Income, (Loss) from operations	(1,017)	173
Income tax expense	10	10
Net income	($ 1,027)	$ 163

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended March 31, 2007 and 2006

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balances at March 31, 2005	$ 1	$ 7,499	$10,481	$17,981
Net income (loss) year ended March 31, 2006			163	163
	1	7,499	10,644	18,144
Net income (loss) year ended March 31, 2007			(1,027)	(1,027)
	$ 1	$ 7,499	$ 9,617	$17,117

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED MARCH 31,	
	2007	**2006**
Increase (Decrease) in Cash and Cash Equivalents		
Cash Flows From Operating Activities:		
Commissions received	$103,834	$178,167
Interest income	295	285
Income taxes paid	(10)	(10)
Cash paid to suppliers and employees	(103,917)	(96,347)
Net cash provided by operating activities	202	101
Net increase, (decrease) in cash and cash equivalents	202	101
Cash and cash equivalents at beginning of year	13,889	13,456
Cash and cash equivalents at end of year	$ 14,091	$ 13,889
Reconciliation of net income to net cash provided by operating activities:		
Net income	($ 1,027)	$ 163
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) Decrease in accounts receivable	4,544	(2,306)
Increase (Decrease) in accounts payable	(3,315)	2,244
Total adjustments	1,229	(62)
Net cash provided by operating activities	$ 202	$ 101

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks.

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2007 and 2006

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

E. Barnes & Company, an Oregon securities brokerage firm with offices in Lake Oswego, Oregon, was incorporated on February 15, 1985.

The Company records securities transactions and related commission revenue and expense on a settlement date basis through an "introduced" customer transaction relationship with a San Francisco Securities brokerage firm. The Company is exempt from the reserve requirements under SEC Rule 15C3-3(K)2B, since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A. <u>Revenue Recognition</u>

Security transactions and related revenue are recorded on a settlement date basis as there is not a material difference between the trade date.

Revenue in these financial statements is recorded net of clearing charges.

B. <u>Receivables</u>

Receivables consist of commissions receivable from broker or dealers and a telephone excise tax refund which are considered fully collectible.

C. <u>Securities</u>

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

D. <u>Equipment</u>

Equipment is stated at cost. Depreciation is computed using the straight-line method over 5 years for financial reporting purposes. For income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

Pursuant to Rule 15C 3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At March 31, 2007 and 2006, the Company had net capital and net capital requirements of $17,041 and $5,000, $18,144 and $5,000 respectively. The Company's net capital ratio was .136 to 1 and .311 to 1, respectively for those fiscal years.

3. RENT

The Company operates its office on a month to month basis with an annual agreed lease amount. Total rent paid for the years ended March 31, 2007 and 2006, was $20964 and $19,630 respectively.

4. INCOME TAXES

The Company at March 31, 2007 has a federal tax loss carryforward of $1588 and a state tax loss carryforward of $13,099 starting to expire in fiscal year 2015. The deferred tax benefit from these carryforwards has not been recognized as an asset in these financial statements.

The provision for income taxes consist of the following:

	2007	2006
Current taxes:		
Federal	$ 0	$ 0
State	10	10
	$10	$10

5. ADVERTISING COSTS

The Company expenses its advertising costs as incurred in accordance with SOP 93-7. Advertising costs expensed for the years ended March 31, 2007 and 2006, was $2,839 and $3,138 respectively.

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison *Duane G. Liebswager*

Report of Independent Auditors on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, and is supplement information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

May 4, 2007

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

SUPPLEMENTARY INFORMATION

PURSUANT TO Rule 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended March 31, 2007 and 2006

	2007	2006
Stockholders' equity from statement of financial condition	$17,117	$18,144
Deductions and/or charges		
Non-allowable assets:		
Receivable – Telephone excise tax refund	(76)	(0)
Net Capital	$17,041	$18,144
Computation of net capital requirement		
Minimum net capital required	$ 155	$ 376
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$12,041	$13,144
Excess net capital at 1000%	$16,809	$17,580
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$ 2,323	$ 5,638
Total aggregate indebtedness	$ 2,323	$ 5,638
Ratio: Aggregate indebtedness to net capital	.136 to 1.	.311 to 1.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended March 31, 2007 and 2006

	2007	2006
NET CAPITAL		
Net capital as of March 31, per unaudited report filed by respondent	$16,972	$18,022
Adjustments:		
Cash adjustments	69	122
Net capital at March 31, as adjusted	$17,041	$18,144
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of March 31, per unaudited report filed by respondent	$ 2,323	$ 5,637
Rounding	0	1
Total aggregate indebtedness as of March 31, as adjusted	$ 2,323	$ 5,638

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.
Lake Oswego, Oregon

In planning and performing our audit of the financial statements of E. Barnes & Company dba Pacific Investment Securities Corp. for the years ended March 31, 2007 and 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by E. Barnes & Company dba Pacific Investment Securities Corp. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3 (e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve system; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mention objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 and 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

May 4, 2007

END